January 14, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (212) 403-2000.

Scott D. Hoffman
General Counsel and V.P.
Lazard Ltd.
30 Rockefeller Plaza
New York, NY 10020

Re:	Lazard Ltd.
	Form S-1 filed December 17, 2004
	File No. 333-121407


Dear Mr. Hoffman:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General comments on your filing

1. We note on page 45 that the "additional financing transactions" have not been finalized. When you have more information regarding these transactions, please revise future amendments to the registration statement to describe the transactions and the resulting financial condition of Lazard after the offering.

2. Please confirm the staff`s understanding that the offering and related transactions will not qualify as a "fundamental transaction" for the purposes of LAM equity unit payments.

3. We note that extensive amounts of information regarding the offering, including the ownership percentages owed to LAZ-MD and other entities that represent the ownership of former members of Lazard Group and its subsidiaries, are left blank. Please revise the registration statement to include all information not covered by Rule
430A as soon as possible. Also, if you are not able to provide the information in your next amendment, please provide the staff with the valuation of the various transactions supplementally.

4. Please note the updating requirements of Rule3-12 (g) of Regulation S-X when filing your next amendment.

5. Please file an updated consent from your independent accountants with your next amendment.

Our Core Values; Introductory Note - pages i-ii

6. Item 501 of Regulation S-K calls for the Summary to follow the inside cover of the prospectus. Much of the information in these sections appears to be either summary-like disclosure or disclosure of information that should be clear from the context. Please revise the Summary to include information similar to what is disclosed on the first page following the Cover Page.

Prospectus Summary - page 1

7. Since the shares that investors will receive after the offering will represent ownership interest in a partnership and that the tax treatment for those membership interests will depend extensively on how the business is operated after the offering, please summarize the material tax consequences of investing in the offering and cross reference to the Material Federal Income Tax Consequences section beginning on page 156.

8. Since there are substantial differences between the rights of a shareholder of a Bermuda chartered company and a State-chartered corporation in the United States, please add a separate sub-section that briefly describes the rights and risks of investing in a Bermuda company with a comparison to the rights of shareholders in a U.S. (i.e. Delaware) company.

Risk Factors - page 20

9. Many of your risk factors state that you "cannot assure" or "cannot be certain" of a specific outcome when the real risk in not your inability to give assurance but the underlying situation.
Please revise to eliminate this and similar language.

10. The preamble of this section includes language that described the generic risk that Lazard may face altered risks or unforeseen risks in the future. Such a description could apply to any company or investment, where future events could radically change the material risks that a company could face. Consequently, remove the third from last sentence from the preamble and the final clause of the preceding sentence. Also, please revise the language used in the preamble, avoiding legalese like "hereby."

Our ability to retain our managing directors and other key professional employees... - page 20

11. Revise this risk factor to include more specific information. In particular, we note that newspaper accounts that a number of partners, possibly representing a significant amount of your Financial Advisory revenue, have not yet agreed to the public offering plan and therefore may leave Lazard for other firms.

A majority of our revenue is derived from Financial Advisory Fees
-
page 21

12. Revise the heading to this risk factor and review the remainder of the risk factor headings to ensure that they refrain from merely stating a fact and instead describe the risk so that the investor is better able to understand the accompanying discussion. For example, make similar changes to the last risk factor on page 24 and the last risk factor on page 34.

We may pursue acquisitions or joint ventures... - page 25

13. Please revise this risk factor to clarify whether you are currently exploring potential acquisitions. Also, please note your recent acquisition or joint-venture activity and discuss any problems that you have had with these activities in the past.

Extensive regulation of our business limits our activities and results... - page 27

14. Please revise this risk factor to note the amount that you rely upon "soft dollars" to fund your research activities, particularly for your continuing businesses.

We are exposed to foreign currency exchange rate risks - page 28

15. Revise this risk factor to quantify the extent to which your revenues are denominated in currencies other that U.S. Dollars.

Reorganizing our business from a privately held firm - page 31

16. Revise this risk factor to note that you intend to reduce employee expenses, from 81% to 57.5%.

Our financial performance depends on our ability to achieve our target compensation - page 33

17. Also, please note the compensation levels currently and after the offering, including the targeted rate. Also, consider moving this risk factor so that it appears in tandem with the risk factor on page
31 regarding the risk of lowering your compensation expense.

The separation and recapitalization transactions - page 36

18. Please explain the risk to equity holders.

Investment Company Act considerations - page 37

19. Revise this risk factor and its heading to clarify why determination that either Lazard Ltd. or LAZ-MD are investment companies would present a risk to an investor who purchases
Lazard`s
shares.

The Separation and Recapitalization Transactions - The Separation
-
page 44

20. We note your disclosure on page 24 that you may exercise your option under the business alliance agreement between Lazard Group and
LFCM Holdings to acquire certain merchant banking investment management vehicles and related principal investments from LFCM Holdings. Please revise to describe the nature of the business alliance agreement and the provision for the repurchase of these investments. Quantify the fair value and agreed upon purchase price of the investments that you will retain the option to repurchase subsequent to the Separation and disclose when you would have the ability to repurchase these assets. Alternatively, include a reference to your discussion on page 143.

21. Please advise the staff regarding the identity and value of the
"specified non-operating assets and liabilities."

The Separation and Recapitalization Transactions:  The
Recapitalization of LAZ-MD Holdings and Lazard Group - page 45

22. We note your disclosure on page 45 that the historical partner interests are entitled to approximately $585 million of capital.
Please revise to more clearly describe how this amount was determined and supplementally provide us with your calculation of this amount.

23. Please revise footnote (e) to explain how dividends on your mandatory redeemable preferred stock are allocated among your segments.

24. Please expand your discussion regarding the capital that working members have underlying their membership interests in Lazard Group.
In particular, please clarify whether this capital can increase after the separation. Also, please clarify the amount of capital that will require redemption.




Lazard Ownership Structure after the Separation and
Recapitalization
Transactions - page 48

25. Please clarify whether the votes cast by LAZ-MD membership holders would be aggregated with votes cast by class A shareholders or whether the votes of the membership holders would be totaled independently to determine how the Class B share would be voted.

Dilution, page 54

26. Please compare the public contribution under the offering and the effective cash contribution of insiders.
Capitalization, page 55

27. Since "cash and cash equivalents" is not a required or appropriate item for inclusion in the Capitalization table, please delete it.

Unaudited Pro Forma Financial Information

Unaudited Pro Forma Condensed Consolidated Statement of Income -
page
63

28. Please revise to present a subtotal column for your historical results adjusted for pro forma employee compensation and income taxes before showing the impact of the separation. Present the weighted average historical limited liability corporation shares outstanding and net income per share data based on historical results adjusted for pro forma employee compensation and income taxes. In addition, please include this pro forma historical net income per share data in you Selected Consolidated Financial Data disclosure on page 56.

29. Please revise to present your pro forma adjustments for this offering in a separate column from the pro forma adjustments from the additional financing transactions. In addition, describe how the additional financial transactions are factually supportable.

Notes to Unaudited Pro Forma Condensed Consolidated Statements of
Income - page 66

30. Please revise note (c) to more clearly describe how you determined the amounts of your pro forma adjustments to compensation expense, reconciling these adjustments to the adjusted employee compensation and benefits disclosed on page 77. Explain how your pro forma adjustments are factually supportable as required by Rule 11-02
(b) of Regulation S-X. Although you disclose that your future target policy will be to limit compensation expense to 57.5% of operating revenues, based upon your disclosure on page 77 it does not appear as though using the 57.5% target ratio would be factually supportable.

Management`s Discussion and Analysis - page 70

Net Income Allocable to Members - page 76

31. Please clarify whether you intend to add additional non-cash forms of compensation, including stock options, which might not affect the current ratio.

32. We note your disclosure on page 77 that you exclude interest expense related to LFB in arriving at operating revenue. Please revise to explain why you do not deduct the entire amount of interest expense as presented in you statements of income in determining operating revenue.

Business Segments:  Financial Advisory - pages 83

33. Please revise to provide an analysis that explains the underlying reasons for material fluctuations or trends in revenues earned from your financial advisory activities. For example,
* Your list of clients with whom you have transacted business does not provide sufficient insight into why revenues from financial advisory services were higher or lower in a given period. Correlate the impact that the economy had on M&A activity in general described on page 71 with the volume of your different types of financial advisory transactions during the periods and any significant deals with which you were involved to better explain any fluctuations.
* Consider presenting volume data in a tabular format.
* Correlate the volume of transactions and the amount of net revenues for each category of financial advisory services, describing any trends in gross profit margins (gross revenues less direct transaction-related expenses) during the periods presented.
* On page 2 you disclose that your financial restructuring practice provides countercyclical balance to your M&A practice. Describe how this can be evidenced by your revenue trends.

34. Please quantify the significant components of the segment`s operating expenses for each period presented. Please similarly revise your MD&A regarding your other segments` operating results.

Asset Management Results of Operations - page 87

35. Revise this section to explain why your fees grew significantly faster than your average assets under management.


Business Segments:  Capital Markets and Other - pages 89

36. To help facilitate a reader`s understanding of the future financial statement impact of pending separation transaction, please disclose the specific line items that comprise this segment`s net revenues. Describe the nature of activities, if any, categorized within this segment that you intend to continue subsequent to the separation transaction and disclose the segment in which you intend to report the results of the activities.

Liquidity and Capital Resources - pages 91

37. If material, revise this section to note the amount of the capital of your regulatory subsidiaries is restricted under their various capital requirements. Also, if material, please note the amount of capital held by your subsidiaries which is available to be paid without regulatory approval.

38. Please revise to describe your trend of increasing liabilities relative to assets. Describe and quantify the estimated impact of the separation transaction on this ratio.

39. Please revise to describe and quantify the impact of foreign currency translation adjustments for each period presented.

40. Please revise to describe the impact that this offering and the additional financing transactions, as well as the separation transaction, will have on your liquidity and capital resources.

Critical Accounting Policies and Estimates - page 95

41. Please refer to Item V of Release No. 33-8350 and revise your discussion of the valuation of investments to address the following:
* Provide both a qualitative and quantitative discussion that describes the significant assumptions underlying your critical accounting estimates.
* Discuss the judgments and uncertainties affecting the application of your critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions.
* Disclose how accurate your estimates and assumptions related to these policies have been in the past, how much they have changed in the past, and whether they are likely to change in the future.
* Discuss how you analyze the sensitivity to change and provide quantitative disclosure, to the extent available.

42. Please supplementally explain why you do not consider your accounting policies and estimates related to determining whether to consolidate VIEs (i.e., calculation of expected losses and expected residual returns to determine the primary beneficiary) to be critical accounting policies or estimates. Alternatively, refer to Item V of
Release No. 33-8350 and revise your MD&A based on the guidance set forth therein.

Risk Management - page 97

43. Expand your discussion of your exposure to interest rate risk to disclose the model that you used to determine that you stood to lose
$1.5 million for every 1% change in the US Dollar to euro exchange rate and $1 million for a 1% change in the Dollar to pound exchange rate. Please refer to Item 305 of Regulation S-K. Make similar changes to your discussion of your evaluation of your value at risk for your securities portfolio.

Concentrations of Credit Risk - page 100

44. We note your disclosure that you have a significant concentration of credit risk with the U.S. Government. Please advise the staff supplementally if you have any other concentrations of credit risk of a material size.

Business - page 106

Merchant Banking - page 116

45. Expand this section to provide more detail regarding your growth plans for rebuilding your merchant banking investments after your current operations and given to LFCM after the separation.

Management - Executive Compensation - page 125

46. We note that you have not provided information regarding executive compensation and regarding your current retirement benefits. In your next amendment, include the information required by Item 402 of Regulation S-K.

Certain Relationships with Our Directors, Executive Officers and
Employees - page 148

47. Please disclose the terms of any loans to officers or directors.

Description of Capital Stock, page 150

48. Form S-1 does not require you to summarize the provision of the certificate of incorporation and the memorandum of association and bye-laws. Consequently you cannot qualify the description of capital stock by reference. See Rule 411.

Certain Material U.S. Federal Income Tax and Bermuda Tax
Considerations - page 156

49. Revise the section heading to eliminate the term "certain" as this term indicates that there may be material tax consequences which are not addressed.

50. Since the tax considerations are material to investors, please revise to base the discussion on opinions, not advice, and please file the opinions.

51. Please clarify what "should" means in the final sentence of the first paragraph of page 157.

Lazard LLC Consolidated Financial Statements

Note 2 - Significant Accounting Policies:  Marketable and Long-
Term
Investments - page F-9

52. Please revise to describe how management determines its best estimate of fair value of non-marketable investments.

Note 2 - Significant Accounting Policies:  Swaps and Other
Contractual Agreements - page F-10

53. Please revise to clarify whether your non-trading derivatives transactions receive accounting hedge treatment in accordance with SFAS 133. If so, please provide the disclosures required by paragraph 45 of SFAS 133.

54. Please revise to describe the types of contracts that are typically afforded extended settlement and explain why you record these transactions on a settlement date basis. Clarify what you mean when you state that your "obligation to deliver such securities is accounted for similar to a forward contract."

Note 2 - Significant Accounting Policies: Revenue Recognition - page
F-12

55. Please supplementally describe your basis, including the specific accounting guidance upon which you rely, for deferring expenses incurred in performing mergers and acquisitions and financial restructuring advisory services until the related transactions are consummated.

56. Please revise to describe how you report client reimbursement of expenses and quantify the amount of client reimbursements for each period presented.

57. We note your disclosure on page 28 that if the use of "soft dollar" arrangements was limited or prohibited you may have to bear the costs of research services that were previously paid for using soft dollars. Please revise to describe your accounting policies for
"soft dollar" arrangements. Quantify the increase in your operating expenses or reduction of revenues, as applicable, if the use of "soft dollars" was eliminated in 2003.

58. Please revise to explain why you recognize merchant banking incentive fees when the underlying investments have been liquidated.
Describe the impact, if any, of future underperformance by the merchant banking funds. Quantify the amount of merchant banking incentive fees that you have earned but not recognized as of December
31, 2003, separately identifying amounts attributable to your Capital
Markets and Other segment and your continuing operations.

59. Please revise your discussion of trading gains and losses to disclose gross trading gains and losses for each period presented. In addition, disclose gross non-trading investment gains and losses.

Note 4 - Trading Activities and Related Risks - pages F-15 - F-18

60. When referring to hedging strategies, please clarify whether you are referring to derivative transactions that qualify for hedge accounting treatment in accordance with SFAS 133 or economic hedges.
For derivative transactions that qualify for hedge accounting treatment, please disclose the nature of the hedge accounting treatment (i.e. fair value, cash flow hedges). Please similarly revise your Risk Management disclosures.

61. Please revise to explain why you report gains and losses resulting from changes in the fair value of your non-trading derivatives as trading gains and losses in your statements of income.

Note 6 - Formation of LAM - page F-19

62. Please revise to disclose the company`s ownership percentage of
LAM.

63. Please revise to describe the accounting treatment for the equity units in LAM issued in connection with its formation. Please supplementally explain your basis for the treatment, citing the specific accounting guidance upon which you rely.

Note 11 - Commitments and Contingencies - pages F-27 & F-28

64. We note your disclosure on page F-20 that you have $12,000 of remaining commitments to a company-sponsored investment vehicle under your incentive compensation plan. Please revise to reconcile or differentiate between this amount and your commitment of $3,012 to sponsored investment funds disclosed on page F-28. Please supplementally explain why the $12,000 of remaining commitments related to your incentive compensation plan is not presented on your table of contractual obligations on page 95.

65. Please revise to provide a more detailed discussion of your contractual commitments to certain members and employees. Discuss the nature and business purpose of such commitments and the potential effects on your liquidity and results of operations.

66. We note your disclosure on page F-28 that you believe the ultimate outcome of certain legal actions may be material to the company`s operating results for any particular period. In light of the potential impact on future financial statements, please revise to describe these pending legal actions and provide an estimate of the possible loss or range of loss. In addition, state whether you have recorded an accrual for such estimated losses. Refer to paragraphs 9 and 10 of SFAS 5.

Note 12 - Members` Equity - page F-28

67. Please revise to describe the nature of the provisions in your Operating Agreement or other contractual arrangements that provide for a fixed return on Member`s equity. Describe the financial statement impact of the provisions.

68. Please revise to describe how you determined the amount of the aggregate preferences of Members that exceeds the amount on the accompanying consolidated statement of financial condition as Members` equity. Explain how and when the $410,000 of aggregate preferences of Members in excess of Members` equity is distributed to the members. Supplementally provide us with your supporting calculation.

Note 14 - Income Taxes - pages F-29 - F-31

69. We note your disclosure on page F-30 that certain deferred tax assets have been offset by a valuation allowance primarily due to the uncertainty of realizing the benefit of certain foreign net operating loss carryforwards. Please revise to describe the uncertainty of realizing the benefits, especially in light of your disclosure that net operating loss carryforwards for your foreign subsidiaries may be carried forward indefinitely.

Note 15 - Segment Operating Results - page F-31

70. Please supplementally provide us with your analysis describing how you determined that LFB does not meet the definition of a reportable segment. Refer to paragraphs 16 - 19 of SFAS 131.

71. Please revise to explain how trading gains and losses, investment gains and losses, interest income, and interest expense are allocated among your segments.

Note 17 - Fair Value of Financial Instruments - page F-35

72. Please revise to clarify whether the carrying value of subordinated loans approximates the estimated fair value.

Note 18 - Subsequent Events - Initial Public Offering - page F-37

73. We note your disclosure on page 24 that you may exercise your option under the business alliance agreement between Lazard Group and
LFCM Holdings to acquire certain merchant banking investment management vehicles and related principal investments from LFCM Holdings. Please revise to describe the nature of the business alliance agreement and the provision for the repurchase of these investments. Quantify the amount of investments that you will retain the option to repurchase subsequent to the Separation and disclose when you would have the ability to repurchase these assets. Describe how earned but unrecorded merchant banking incentive fees related to your Capital Markets and Other segment will be impacted by the Separation transaction and if you exercise your option to repurchase the investments.

74. Supplementally tell us how you intend to presents the results of your Capital Markets and Other segment at the time the separation transaction is completed.

Lazard LLC Unaudited Condensed Consolidated Financial Statements

General

75. Please revise as appropriate based on the comments above.

Exhibits

76. We note that several exhibits will be filed by amendment.
Please
ensure that those exhibits are filed as soon as possible so that the staff is able to review them in a timely manner.

*	*	*

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Jackson, Staff Accountant, at (202)
942-
2865 or Joyce Sweeney, Senior Accountant, at (202) 942-1939 if you have questions regarding comments on the financial statements and related matters. Please contact Christian Windsor, Special
Counsel
at (202) 942-1974 or me at (202) 942-1874 with any other
questions.


						Sincerely,



						Mark Webb,
						Branch Chief


cc:	Via Facsimile: (212) 403-2000
Adam D. Chinn, Esq.
Craig M. Wasserman, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
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Lazard LTD
Scott Hoffman, General Counsel, V.P.
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